UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             RFG Acquisition I Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                             Richard F. Beston, Jr.
                       c/o RainMaker Financial Group, Inc.
                         650 Warrenville Road, Suite 103
                                 Lisle, IL 60532
                                 (630) 437-5162
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 22, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None


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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Richard F. Beston, Jr.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)(See item 3)


     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A
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               7    SOLE VOTING POWER

                    1,250,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,250,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,250,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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

Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock") of RFG Acquisition I Inc., whose principal executive offices are located at c/o RainMaker Financial Group, Inc., 650 Warrenville Road, Suite 103, Lisle, IL 60532 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Richard F. Beston, Jr. (the "Reporting Person").

      (b) The business address of the Reporting Person is c/o RainMaker Financial Group, Inc., 650 Warrenville Road, Suite 103, Lisle, IL 60532.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Chairman and Chief Executive Officer of RainMaker Financial Group, Inc. located at 650 Warrenville Road, Suite 103, Lisle, IL 60532.

      (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      On August 29, 2006, the Reporting Person acquired directly from the Issuer 1,250,000 shares of Common Stock at an aggregate purchase price of $125. The source of funding for this purchase was through personal funds.

Item 4. Purpose of Transaction.

      The Reporting Person purchased the 1,250,000 shares of Common Stock for investment purposes.

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 1,250,000 shares of Common Stock, representing 50% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-SB filed November 22, 2006.)

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 1,250,000 shares of Common Stock owned by the Reporting Person.

      (c) The 1,250,000 shares of Common Stock reported herein were acquired by the Reporting Person effective August 29, 2006.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,250,000 shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to Be Filed as Exhibits.

      None.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     January 22, 2007



                                                     /s/ Richard F. Beston, Jr.
                                                     --------------------------
                                                     Richard F. Beston, Jr.